

Mail Stop 4720

August 5, 2009

By U.S. Mail and Facsimile to: (310) 552-1772

H. Anthony Gartshore
First Regional Bancorp
1801 Century Park East
Los Angeles, CA 90067

   Re: **First Regional Bancorp**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for period ended March 31, 2009
      File No. 000-10232

Dear Mr. Gartshore:

   We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
General

1. We note that you have designated "non-accelerated filer" on the cover of your 10-K but have provided disclosure consistent with a "smaller reporting company." Please confirm that you intend to change your designation on future filings or amend your 10-K to include the appropriate disclosure.

2.   Please revise future filings to provide a discussion of your underwriting policies
        and procedures for all major loan products in each lending category. Discuss
        lending requirements such as loan-to-value ratios, credit requirements and
        documentation requirements. Discuss the terms of your variable rate loans,
        including whether or not they are underwritten at fully indexed rates. To the
        extent variable rate loans are not underwritten at fully indexed rates, please
        include a discussion of how you monitor credit risk associated with the potential
        impact of future rate resets.

Regulatory Agreement, page 11

3.   Please revise to disclose the following information regarding the Cease and Desist
        order ("the order") issued by the FDIC and the California DFI:

        a. Please revise to provide an expanded description of the specific actions you
            are taking to comply with the provisions of the order and provide a discussion
            of your progress in addressing the issues set forth therein. Please include a
            description of changes made to your operating policies and procedures as a
            result of the order, impending operational changes, and any changes to your
            accounting policies, procedures and methodologies. Please update this
            discussion in subsequent future filings as necessary.

        b. Please specifically disclose whether there were any changes made to your
            allowance for loan loss methodology as a result of the order. If so, please
            disclose your methodology prior to the changes, the specific changes made to
            the methodology and the financial statement impact of these changes.

        c. Please disclose the extent of any financial statement impact of complying with
            any of the requirements of the order.

Non-performing Loans, page 24

4.   In light of the material increase in loans that are past due 90 days and still
        accruing during 2008 and the quarter ended March 31, 2009, please revise future
        filings to disclose in greater detail why these loans continue to accrue interest.
        We note that as of December 31, 2009, the majority of these loans consisted of
        land loans but that at March 31, 2009 the majority of these loans consisted of
        construction loans. Please provide additional disclosure regarding the reasons for
        the fluctuations in each type of loans past due greater than 90 days that are still
        accruing. Please provide your proposed disclosure as of December 31, 2008 and
        March 31, 2009.

5.   We note the significant deterioration in the ratio of nonperforming loans as a
        percentage of the allowance for loan losses. Specifically, non-performing loans

> constituted approximately 10% of the allowance for loan losses at December 31, 2007 and increased to approximately 150% of the allowance at December 31, 2008. Note that the percentage at December 31, 2008 does not include the significant increase in loans 90 days or more past due that were still accruing at that date. Considering this trend and the significant charge-offs in the first and second quarters of 2009 along with the continued deterioration of your portfolio in those periods, please tell us and revise future filings to discuss this trend and how you specifically considered it in developing the provision and the allowance for loan losses at December 31, 2008 and at each subsequent balance sheet date.

Loan Portfolio and Provision for Loan Losses, page 47

6. Given the significance of your variable-rate interest-only balloon payment loans, please revise to disclose the following:

    a. Please clarify whether the short-term or mini-perm loans are the only types of loans you originate that have interest only features. If not, please describe the other types of loans that you originate with this feature and quantify the amounts of such loans, if material.

    b. Please revise to disclose how often your variable rate loans reset, and provide a tabular disclosure, by year, of when these loans were originated

    c. Please revise to include a discussion of the significance of borrower defaults related to variable rate loans and how that trend has impacted your estimate of the allowance for loan losses.

7. Please revise to disclose how you define the term "sub-prime".

Liquidity, Sources of Funds, and Capital Resources, page 52

8. In future filings, please revise your discussion of your regulatory capital and ratios to disclose the fact that the cease and desist order entered into in February requires you to maintain and bolster your capital due to the finding that you are operating with insufficient capital given the level of risk present in your loan portfolio.

9. Please revise future filings to discuss whether you have obtained approval to continue accepting brokered deposits. Please disclose when your current brokered deposits mature and whether you have contingency plans in place to replace these deposits in the event you are unable to obtain regulatory approval to continue to accept these deposits or otherwise cannot replace them upon maturity.

Certain Relationships and Related Transactions, and Director Independence, page 62
Certain Relationships and Related Transactions, page 21 of the definitive proxy statement on Schedule 14A

10.   We note the disclosure on page 21 of your definitive proxy statement that loans made to certain directors and executive officers were made on substantially the same terms as those prevailing at the time for "persons of similar creditworthiness." Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Question 130.05 of the Compliance & Disclosure Interpretations of Regulation S-K.

Signatures, page 64

11.   Please tell us if the report has been signed by the company's controller or principal accounting officer. Please also confirm that you will clearly identify the company's controller or principal accounting officer as a signatory in future filings. Please make sure this individual signs in his/her professional capacity. Refer to General Instruction D(2)(a) to Form 10-K.

Consolidated Financial Statements
2. Fair Value, page 77

12.   Please revise your disclosure on page 79 to exclude costs to sell from your disclosure of the balance of impaired loans measured at fair value on a non-recurring basis. Refer to paragraph 8 of SFAS 157.

8. Commitments and Contingencies, page 90

13.   Please clarify how you met the criteria of paragraph 8 of SFAS 5 to record a loss contingency related to your commitments to extend credit in light of your belief that you do not anticipate any losses as a result of these transactions.

March 31, 2009 Form 10-Q
Provision for Loan Losses, page 17

14.   Please revise based on our comments issued on your Form 10-K, as applicable.

15.   Please revise your discussion to provide additional detail regarding the reasons for fluctuations in your provision for loan losses during the periods presented. For example, your annualized provision for the first quarter 2009 is far below your annual provision recorded during 2008, yet your past due loans and foreclosed

real estate have increased. Further, given these trends, it is unclear why you experienced such a high level of charge-offs during 2008 but have not experienced a similar level of charge-offs in the first quarter of 2009. Clarify, if true, you apparently do not anticipate the same level of charge-offs in 2009 and experienced in 2009.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Paul Cline, Accounting Branch Chief, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Matthew

McNair at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney